Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related prospectus of Stanley Black & Decker, Inc. (the “Company”) for the registration of common stock, preferred stock, debt securities, guarantees of debt securities, warrants, depositary shares, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our report dated February 19, 2010, with respect to the consolidated financial statements of The Black & Decker Corporation (“Black & Decker”) at December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 incorporated by reference in the Company’s Current Report on Form 8-K dated March 12, 2010 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Baltimore, Maryland

November 16, 2011